Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release


Roche


05005113


REC'D S.E.C.
JAN 7 2005
1086

Basel, 3 January 2005

Sale of Roche Consumer Health to Bayer completed

The sale of Roche's non-prescription business Roche Consumer Health (RCH) to Bayer was closed on 31 December 2004. Following approval by the European Union antitrust authorities, the necessary clearance has now also been obtained from the other relevant authorities. In a few smaller markets where the transaction has yet to be closed, completion is expected within the next few months. The total value of the transaction amounts to around 3.6 billion Swiss francs.

Roche announced the sale of its OTC (over-the-counter medicines) business to Bayer earlier this year. The transaction includes all assets of RCH and the five pharmaceutical production facilities in Grenzach (Germany), Gaillard (France), Pilar (Argentina), Casablanca (Morocco) and Jakarta (Indonesia), as well as Roche's 50% stake in its joint venture with Bayer, which markets OTC products in the United States.

The sale of RCH will reinforce Roche's strategy of focusing on its innovation-driven pharmaceuticals and diagnostics divisions, two businesses with significant potential for above-average market growth and high value creation.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003 the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

F. Hoffmann-La Roche Ltd. CH-4070 Basel
Corporate Communications
Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Additional information

- Bayer Healthcare: www.bayerhealthcare.com/index.php?id=17&L=0

Media Office contact

Phone: +41 61 688 88 88 / E-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp